UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 22, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
- Announcement - AngloGold Ashanti Has $160m Q4 Free Cash Flow,
Cuts Net Debt 30%

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
22 February 2016
NEWS RELEASE
AngloGold Ashanti Has $160m Q4 Free Cash Flow, Cuts Net Debt 30%
(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti today said it cut net debt by almost a third last year after margins increased despite lower gold prices, and the company generated free cash flow of $160m in the fourth quarter.
AngloGold Ashanti delivered on a range of self-help measures last year to reduce debt using internally generated funds, without diluting shareholders. The Cripple Creek & Victor mine in the
US was sold for $820m plus a royalty, and most of the proceeds were used to buy back a portion of the company’s most expensive debt. At the same time, a strong performance from the company’s international mines helped expand margins even as gold prices fell.
“We’ve again shown consistency in hitting our production guidance, beating cost estimates, delivering free cash flow and delivering a sharp reduction in net debt levels,” Chief Executive
Officer Srinivasan Venkatakrishnan said. “We achieved all of that despite lower gold prices.”
Net debt fell by 30% to $2.19bn from $3.13bn at the end of 2014, lowering the amount the company will pay in interest charges. All-in sustaining costs (AISC) improved to an average of
$910/oz in 2015, more than 11% lower than the $1,020/oz recorded the previous year, and lower than guidance of $950/oz to $980/oz. Production of 3.95Moz was at the top end of guidance of
3.8Moz to 4.0Moz.
AngloGold Ashanti has for 12 consecutive quarters either met, or beaten, its cost and production guidance.
The significant year-on-year improvement in AISC reflects an especially strong showing from the
International Operations, which saw their AISC for the year fall by more than 16% to $822/oz.
Geita was once again a standout performer in Continental Africa, with AISC of $717/oz, whilst the
American operations as a whole had AISC of $792/oz.
The robust performance of the International Operations once again offset a drop in output at the
South African operations to 1.004Moz, from 1.22Moz in 2014, due mainly to a combination of lower grades and safety-related disruptions during the year. The full-year AISC of $1,088/oz at the
South Africa operations was $24/oz higher than the previous year, reflecting the weaker operating performance, which was only partially offset by the weaker Rand. The fourth quarter showed an improving trend, however, with the South African operations reporting AISC of $988/oz.
AngloGold Ashanti’s costs also benefit from weaker currencies relative to the dollar in South
Africa, Brazil, Argentina and Australia, where the Rand, peso, real and Australian dollar often weaken along with the gold price, cushioning the blow. Together, these regions account for about two-thirds of production. Lower prices for oil also benefit the company given that diesel is used to power generators and fleet at many of the company’s operations.
Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) for the full year was $1,472m, compared to $1,616m in 2014, reflecting lower production year-on-year and weaker average price received. Free cash flow for the full year improved to $141m compared with an outflow of $112m in 2014. This achievement was all the more noteworthy given that it occurred despite the 8% drop in the gold price.
Net debt to adjusted EBITDA levels ended the year at 1.49 times, lower than the 1.94 times recorded at the end of 2014, highlighting the success of the decisive, deleveraging efforts.
SAFETY
Eleven of our colleagues lost their lives in the workplace during 2015, underlining safety as the most pressing challenge for the company, primarily at its South African operations. Significant effort is being expended to not only understand the cause of each of these incidents, but also the root cause of other high potential incidents that could have resulted in fatalities. There has been some success in this regard, with the all-injury frequency rate, the broadest measure of workplace safety, improving to 7.18 per million hours worked, from 7.36 the previous year.
FOURTH QUARTER
AngloGold Ashanti delivered another strong operating and financial result for the three months ended 31 December 2015 ahead of cost and production guidance despite safety-related stoppages that lowered output in South Africa. Fourth quarter production of 997,000oz was 14%
lower than the corresponding period in 2014 but 2% better than the prior quarter and better than guidance of 900,000oz-950,000oz. AISC of $860/oz were 14% better than the corresponding period in 2014, reflecting rigorous cost and capital allocation discipline across the company.
South Africa started to show a modest recovery from its operational challenges related principally to safety disruptions in the first three quarters of the year. Whilst production was 16% lower than the corresponding period in 2014, it was – as previously flagged -- consistent with the third quarter at 252,000oz. AISC of $988/oz was 10% better than the fourth quarter of 2014, and 16% better than the previous quarter. The International Operations delivered production of 745,000oz at AISC of $786/oz, which corresponded to a 7% decrease in production but a 17% improvement in AISC on the same quarter of 2014.
OUTLOOK
Production guidance for 2016 year is estimated to be between 3.6Moz to 3.8Moz. Total cash costs are estimated to be between $680/oz and $720/oz and all-in sustaining costs between $900/oz and $960/oz at average exchange rates against the US dollar of 15.00 (Rand), 4.00 (Brazil Real),
0.70 (Aus $) and 14.90 (Argentina Peso), with oil at $35/bl average for the year.
Capital expenditure is anticipated to be between $790m and $850m, of which $120m to $140m is earmarked for projects. Corporate and marketing costs are estimated to be between $75m and
$90m and expensed exploration and study costs including equity accounted investments at $130m to $150m. Depreciation and amortisation is forecast at $820m and interest and finance costs are expected to be $190m (income statement) and $175m (cash flow statement).
Outlook data is forward-looking information, which is further discussed at the end of this release.
Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Contacts
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481                                                          cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031                                                    sbailey@anglogoldashanti.com
General inquiries                                                                                                          media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031                                                   sbailey@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555                                             sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322                                                     fmgidi@anglogoldashanti.com
Forward-Looking Information and Non-GAAP Financial Measures
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2014, which was filed with the United States Securities and Exchange
Commission (“SEC”) on 2 April 2015. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                                           AngloGold Ashanti Limited
Date: February 22, 2016
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance